Exhibit 21.1
List of Subsidiaries of ETRE REIT, LLC
Upon completion of this offering and the contribution transactions

Name of Entity	Jurisdiction of Incorporation/Formation	Ownership
ETRE Property A-1, L.P.	Delaware	48.88% by Series A-1 of ETRE REIT, LLC
Lincoln Street Property Owner, LLC	Delaware	100% by ETRE Property A-1, L.P.